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April 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:      Lisa Etheredge

Robert Littlepage

Mitchell Austin

Larry Spirgel

Re:   Squarespace, Inc.

Amendment No. 1 to the Draft Registration Statement on Form S-1

Submitted March 12, 2021

CIK No. 0001496963

On behalf of our client, Squarespace, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company to the Commission on March 12, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

April 16, 2021

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Non-GAAP Financial Measures, page 49

1.	We note in the calculation of your non-GAAP measure “Adjusted EBITDA” an adjustment identified as “Special bonus.” Please tell us if you paid any of your employees a bonus in 2018 or 2019.

In response to the Staff’s comment, the Company respectfully advises the Staff that it paid bonuses in fiscal 2018 and fiscal 2019 that were not significant—approximately $220,000 and $126,000, respectively. The bonuses paid were to specific employees (21 and 14 employees in 2018 and 2019, respectively) in recognition of outstanding performance or for retention purposes. The Company’s compensation philosophy is almost exclusively limited to salary and the granting of stock-based awards. The Company does not have an annual bonus plan for all employees based on company or individual performance, which the Company expects to continue for the foreseeable future.

As noted on pages 103 and 104 of the Amendment, the Company has paid certain key executives sign-on bonuses. However, sign-on bonuses are not based on performance, but are made as an incentive for new executive candidates to accept the Company’s offer of employment.

Key Performance Indicators and Non-GAAP Financial Measures, page 53

2.	We note that you discuss non-GAAP measures beginning on page 53 but only begin discussing GAAP Results of Operations beginning on page 57. Please revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence than your discussion of non-GAAP measures.

In response to the Staff’s comment, the Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 67 of the Amendment to discuss the Company’s GAAP results of operations prior to discussing non-GAAP measures.

Securities and Exchange Commission

April 16, 2021

3.	With respect to each of the non-GAAP measures disclosed in the table on page 54, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company respectfully believes that by revising its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss the Company’s GAAP results of operations prior to discussing non-GAAP measures, the most directly comparable financial measure calculated and presented in accordance with GAAP is now given greater prominence than the respective non-GAAP measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance, page 53

4.	On pages 54 and 58, you attribute changes in total bookings, ARRR, and commerce revenue to changes in GMV processed through your platform. Please revise your table on page 54 to include GMV metrics for all periods presented.

In response to the Staff’s comment, the Company has revised the table on page 73 of the Amendment to include GMV metrics for all periods presented.

Comparison of the Years Ended December 31, 2019 and 2020, page 58

5.	Please revise to provide more context regarding the increase in new presence and commerce subscriptions. For example, describe any new markets or geographic regions that may be driving the increase. To the extent possible, please also revise to separately quantify the impact of increased GMV and increased commerce website subscriptions on your commerce revenue during the year ended December 31, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amendment to provide more context regarding the increase in new presence and commerce subscriptions. However, the Company respectfully notes that management does not routinely monitor the performance of the business by analyzing the individual drivers of the increase in commerce revenue (i.e., GMV and commerce website subscriptions). Instead, the Company’s management monitors ARPUS as a key performance indicator, which captures the impact of increases or decreases in both GMV and presence and commerce website subscriptions.

Operating Expenses, page 59

6.	Please revise to disclose any known trends or uncertainties that could affect your results from operations and/or liquidity in the near term. For example, we note disclosure on page F-41 that you will record compensation expense of $229 million related to the CEO Stock Grant if an IPO occurs prior to August 24, 2021. We also note the $24 million in special bonuses paid to employees in 2021. Please refer to Item 303(a) of Regulation S-K.

Securities and Exchange Commission

April 16, 2021

The Company acknowledges the Staff’s comment and respectfully advises that it has discussed known trends and uncertainties beginning on page 66 of the Amendment. In addition, the Company has revised the disclosures on pages 71 to 72 of the Amendment to include additional clarity about known trends that it believes will affect its results of operations and liquidity in the near term.

Description of Capital Stock, page 96

7.	You disclose here that your Class C common stock will have no voting rights. Elsewhere you note that all outstanding shares of Class C common stock will convert into shares of your Class A common stock in connection with the effectiveness of this registration statement. Please briefly explain the purpose of this non-voting Class C common stock and tell us which shareholders currently own Class C common stock and explain how this class may be used in the future. Additionally, while we note that existing Class C common stock will be converted into Class A common stock in connection with this offering, please clarify whether Class C common stock will have conversion rights and whether your Class C common stock will continue to be an authorized class of common stock following the completion of this offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in March 2021 the Company amended and restated its certificate of incorporation to authorize non-voting Class C common stock. The Company issued and sold shares of Class C common stock in the Private Placement and also issued Class C common stock in the Acquisition, in each case as described on pages 4, 5 and 8 of the Amendment. Immediately prior to the effectiveness of the Registration Statement, these shares of Class C common stock will automatically convert into shares of Class A common stock. The conversion of the Class C common stock will occur concurrently with the conversion of the Company’s outstanding shares of preferred stock pursuant to the Capital Stock Conversion.

Following the conversion of all of the shares of Class C common stock then outstanding and the effectiveness of the Registration Statement, the Company will adopt an amended and restated certificate of incorporation, which will authorize non-voting Class C common stock that will not be convertible into any other capital stock of the Company and that the Company may issue in the future.. While no shares of Class C common stock will be outstanding following the Capital Stock Conversion and the Company has no current plans to issue any such shares of Class C common stock, the Company may in the future issue shares of Class C common stock for a variety of corporate purposes as described in the Amendment. The Company has revised the disclosure on pages 39 and 124 to 126 of the Amendment to provide additional information related to the Class C common stock.

General

8.	We note that your “Squarespace at a Glance” graphic discloses unlevered free cash flow margin. In order to give proper balance to this information, please revise to present GAAP cash flow margin with equal prominence for the same period. Alternatively, please revise to present unlevered free cash flow alongside cash flows from operations rather than unlevered free cash flow margin.

The Company acknowledges the Staff’s comment and has revised the “Squarespace at a Glance” graphic to present with equal prominence GAAP cash flows from operations alongside unlevered free cash flow from the same period.

Securities and Exchange Commission

April 16, 2021

9.	Your response to prior comment 8 states the following: “The Company respectfully submits that, although this rule provides for the consultation of the DMM with a financial advisor, the rule does not preclude the consultation with more than one financial advisor. In this regard, the Company and its legal counsel have consulted with the NYSE regarding Rule 7.35A(g) and confirmed that the DMM may consult with more than one financial advisor in connection with the opening of a direct listing.” Please clarify and confirm whether you also consulted with the NYSE and confirmed what their language “in order to effect a fair and orderly opening of such security” precludes.

The Company respectfully acknowledges the Staff’s comment and advises that it had a subsequent telephonic meeting with the NYSE on April 6, 2021 and confirmed that the language “in order to effect a fair and orderly opening of such security” contained in Rule 7.35A(g) is not, on its own, meant to be preclusive. However, the Company confirms to the Staff that communications between the financial advisors and the DMM shall occur without coordination with the Company, consistent with applicable securities laws in connection with the Company's direct listing and as described in the Amendment. The Company also confirms to the Staff that the Company will endeavor, and it is the Company's understanding that the financial advisors and their respective affiliated persons will endeavor, to conduct its and their activities in connection with the Company’s direct listing in compliance with Regulation M (to the extent that Regulation M applies to such activities) and the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder.

10.	With respect to your response to prior comment 9, please identify the specific language or provision in NYSE Rule 7.35A(g) that the financial advisors are relying upon that requires the financial advisors to assist the DMM by playing a “robust” role in the price discovery.

In response to the Staff’s comment, the Company respectfully acknowledges that Rule 7.35A(g) does not require the financial advisors to assist the DMM by playing a “robust” role in the price discovery.

Securities and Exchange Commission

April 16, 2021

11.	We note your response to prior comment 10 and the revised disclosure on page 35. Please explain the reason for this particular “obligation” (i.e., why the DMM is expected to consult with multiple financial advisors specifically about private market sale price history information), as it appears to contradict the NYSE Rule 7.35A(g)’s basis for roping in the financial advisors in the first place (i.e., “because there has not been a recent sustained history of trading…”). Page 35 also states that the financial advisors are expected to provide the DMM with the “fair value per share” (even though, as indicated here, it is already included in the Class A common stock valuation report). Please clarify the rationale for this expectation, especially since the information has already been disclosed in the report to the NYSE and DMM that you reference on pages 108-109.

The Company respectfully acknowledges the Staff’s comment and submits that there has not been a “recent sustained history of trading in a private placement market prior to listing” of the Company’s Class A common stock, as contemplated by Rule 7.35A(g). Given this fact, Rule 7.35A(g) directs the DMM to consult with a financial advisor in order to effect a fair and orderly opening of the Company’s Class A common stock on the NYSE. As part of this consultation process, and consistent with the approach taken in other direct listings, the Company expects that the DMM will consider the information in “Sale Price History of our Class A Common Stock” of the Amendment and the Company expects that the financial advisors will provide the DMM with the fair value per share determined by the Company's most recently completed independent Class A common stock valuation report. In response to the Staff's comment, the Company has revised the disclosure on pages 35 to 36 and 139 to 140 of the Amendment.

12.	Based on your responses to prior comments 8-13, we recommend that you carefully consider the applicability of Regulation M and how it may relate to the activities of such financial advisors, particularly with respect to any potential solicitation of buy/sell interest, price discovery, or other distribution activities – as well as the need for the financial advisors and any affiliated persons to conduct their activities specifically in compliance with Regulation M.

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the Company will endeavor, and it is our understanding that the financial advisors and their respective affiliated persons will endeavor, to conduct its and their activities in connection with the Company’s direct listing in compliance with Regulation M (to the extent that Regulation M applies to such activities) and the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. The Company has revised the disclosure on page 139 to further acknowledge and respond to the Staff’s comment.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

Securities and Exchange Commission

April 16, 2021

cc:	Anthony Casalena, Chief Executive Officer, Squarespace, Inc. Marcela Martin, Chief Financial Officer, Squarespace, Inc. Courtenay O’Connor, General Counsel, Squarespace, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP